Filed pursuant to Rule 433 Registration No. 333-151523
October 26, 2009

S	ales of existing homes blew through expectations late last week, surprising the market after weaker-than-	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

expected housing starts and building permits data earlier in the week. The S&P/Case-Shiller Home Price Indices, another measure of existing home sales, will be released on Tuesday morning at 9 a.m.; according to Bloomberg’s survey, economists are predicting a fourth-straight positive report, which could bode well for UMM

UMM: $24.09 (-$0.21, -0.86%) DMM: $24.64 ($0.33, -1.32%) Implied HPA: +2.79%
The market is anticipating that the S&P/Case-Shiller
Last week’s market movers: • Housing Starts: 590k (v. 610k est.) • Building Permits: 573k (v. 595k est.) • Existing Home Sales: 5.57M (v. 5.35M)		Composite-10 Index will rise to 160.20 by August 2014 from 155.85 today (reflects data through July 2009).

This week’s housing market indicators: Oct. 27 – S&P/Case-Shiller Home Price Indices Oct. 28 – New Home Sales Oct. 30 – Personal Income

“Despite spectacular gains in the stock market, principally from the financial sector recovery, most of the 75 million home owning families have more wealth tied to their homes. Home values could soon turn consistently positive and help the broad base of middle-class families, but we are not there yet.”

- Lawrence Yun, NAR chief economist

Source: Bloomberg

Major Metro Housing: Housing Market Pulse                                                                                       © www.MacroMarkets.com 2009

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Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves signiﬁcant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the ﬁnal distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difﬁcult to predict whether in the long-term the price of the asset being tracked will reﬂect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.

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Major Metro Housing: Housing Market Pulse                                                                                       © www.MacroMarkets.com 2009